UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Serina Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81751A108

(CUSIP Number)

Randall Moreadith

c/o Serina Therapeutics, Inc.

601 Genome Way, Suite 2001

Huntsville, Alabama 35806

(256) 327-9630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81751A108	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON Randall Moreadith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 614,961(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 614,961(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,961(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 614,961 shares of Common Stock subject to options that are exercisable within 60 days of March 26, 2024.

(2)	Based upon 8,413,889 shares of Common Stock issued and outstanding as of March 26, 2024, as reported in the Issuer’s Current Report on Form 8-K filed on April 1, 2024. The amount of shares of Common Stock that Mr. Moreadith has the right to acquire within 60 days of March 26, 2024 are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

CUSIP No. 81751A108	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Report”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Serina Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Issuer are located at 601 Genome Way, Suite 2001, Huntsville, Alabama 35806.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Randall Moreadith (the “Reporting Person”).

(b)	The business address of the Reporting Person is 601 Genome Way, Suite 2001, Huntsville, Alabama 35806.

(c)	The Reporting Person is the Chief Scientific Officer of the Issuer.

(d)-(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 614,961 shares of Common Stock that may be issued on exercise of stock options owned by the Reporting Person that were assumed by the Issuer in connection with its acquisition of Serina Therapeutics (AL), Inc., an Alabama corporation.

Item 4.	Purpose of Transaction.

The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuous basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by its Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as the Reporting Person deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares of Common Stock, and alone or with others, pursuing discussions with management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 81751A108	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The information provided herein is based upon 8,413,889 shares of Common Stock issued and outstanding as of March 26, 2024, as reported in Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2024.

(a) – (b)

See the responses (and footnotes) to Items 7 through 11 and 13 in the table on page 2 above.

The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 614,961, which represents approximately 6.8% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of options (“Options”) to purchase shares of the Common Stock. This consists entirely of shares of Common Stock issuable upon the exercise options to purchase shares of Common Stock exercisable within 60 days of March 26, 2024.

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the shares of Common Stock of the Issuer.

(c)	On March 26, 2024, the Issuer completed its acquisition of Serina Therapeutics (AL), Inc., an Alabama corporation, pursuant to which the Issuer assumed the Options.

(d)	No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Options and RSUs are subject to individual grant agreements between the Issuer and the Reporting Person and subject to the terms and conditions of the Serina Therapeutics, Inc. Amended and Restated 2017 Stock Option Plan.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 81751A108	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024	/s/ Randall Moreadith
RANDALL MOREADITH